February 9, 2026

Steven Ledger
Chief Executive Officer
Serina Therapeutics, Inc.
601 Genome Way, Suite 2001
Huntsville, AL 35806

       Re: Serina Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed January 30, 2026
           File No. 333-293107
Dear Steven Ledger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Stephen Hinton